SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For April 2018
Commission File Number 0-28800
______________________
DRDGOLD Limited
1 Sixty Jan Smuts Building, 2
nd
Floor-North Tower
160 Jan Smuts Avenue, Rosebank
South Africa, 2196
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-
2(b) under the Securities Exchange Act of 1934.
Yes
No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of April 2018, incorporated by reference herein:

Exhibit

99.1 Release dated April 6, 2018, “TRP RULING ON THE WAIVER OF THE
MANDATORY OFFER”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: April 6, 2018 By: /s/ Riaan Davel
Name: Riaan Davel
Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
NYSE trading symbol: DRD
(“DRDGOLD”)
TRP RULING ON THE WAIVER OF THE MANDATORY OFFER
Unless otherwise indicated, capitalised words and terms contained in this announcement shall bear the same meanings ascribed thereto in the circular to DRDGOLD shareholders, dated Monday,
26 February 2018 (“Circular”).
1. Introduction
Shareholders are referred to the announcement published on SENS on Wednesday,
28 March 2018, wherein Shareholders were advised of the results of the General Meeting in relation to the Transaction.
Shareholders were advised that the Ordinary Resolution approving the Waiver of Mandatory Offer was approved by the requisite majority and that an application would be made to the TRP to obtain a ruling with regard to the Waiver.
2. TRP Ruling on the Waiver
Shareholders are advised that following the submission of an application for an exemption from the obligation of Sibanye-Stillwater to make a mandatory offer to the holders of the remaining
DRDGOLD shareholders in terms of the TRP’s Guideline 2/2011 (“TRP Waiver Ruling”), the
TRP has granted the TRP Waiver Ruling.
The reasons for the granting of the TRP Waiver Ruling are available from the TRP on request by any DRDGOLD shareholder. Shareholders are further advised that they may request the
Takeover Special Committee to review the TRP Waiver Ruling within five business days of this announcement. Representations should be made in writing and delivered to:
by hand: The Executive Director, Takeover Regulation Panel, 1st Floor, Block 2, Freestone
Park, 135 Patricia Road, Atholl, 2196.
by post: The Executive Director, Takeover Regulation Panel, 1st Floor, Block 2, Freestone
Park, 135 Patricia Road, Atholl, 2196.
by fax: The Executive Director, Takeover Regulation Panel, +27 11 784 0062.
by email: The Executive Director, Takeover Regulation Panel, at
admin@trpanel.co.za
.
In order to be considered, the representations should reach the TRP by no later than the close of business on Friday, 13 April 2018. The TRP waiver proceedings will be regarded as complete (i)
after the expiry of the aforesaid five business day period if no Shareholder/s requests the
Takeover Special Committee to review the TRP Waiver Ruling or (ii) on the date that the
Takeover Special Committee confirms the TRP Waiver Ruling if Shareholder/s requests the
Takeover Special Committee to review the TRP Waiver Ruling.
3. Update regarding the Transaction

The implementation of the Acquisition and the Specific Issue remains subject to the fulfilment or waiver of the remaining Acquisition Conditions and Specific Issue Conditions, respectively. The
Acquisition Conditions are anticipated to be fulfilled or waived during the second quarter of 2018.
A further announcement will be published in due course wherein Shareholders will be provided with an update on the Transaction.
Johannesburg
6 April 2018

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